  EXHIBIT 12

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

May 7, 2021

Board of Directors

Alfadan, Inc.

3350 SW 139 Ave.

Miramar, FL 33027

To the Board of Directors:

We are acting as counsel to Alfadan, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement, and pre-qualification amendments, cover the contemplated issuance of up to 3,300,000 shares of the Company’s Common Stock, composed of up to 2,500,000 shares for purchase by investors, up to 750,000 shares to be issued a “Bonus Shares” as defined in the Company’s offering statement, and up to 50,000 shares to be issued as compensation to the Company’s placement agent, StartEngine Primary, LLC.

In connection with the opinion contained herein, we have examined the offering statement, as well as pre-qualification amendments, the certificate of incorporation (as amended) and bylaws, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares Common Stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

AS